UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 10, 2017

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman

Videocon d2h Limited

Extra-ordinary General Meeting

4th September, 2017

VIDEOCON D2H LIMITED

CIN: U92100MH2002PLC137947

Regd. Off.: Auto Cars Compound, Adalat Road, Aurangabad- 431 005 (Maharashtra)

E-mail id: companysecretary@d2h.com, Website: www.videocond2h.com

Tel.No.: +91-240-2320750, Fax. No.: +91-240-2335755

NOTICE

Notice is hereby given that an Extra-Ordinary General Meeting of Videocon d2h Limited (the “Company”) will be held on 4th September, 2017 at 221, 2nd Floor, Dr. D N Road, Fort, Mumbai – 400 001, Maharashtra at 11.30 a.m. to transact the following business:

SPECIAL BUSINESS

1.	To consider and if thought fit, to pass, with or without modification(s), the following resolution as an Ordinary Resolution:

“RESOLVED THAT:

(a)	In continuation and partial modification to the resolution passed by the Shareholders of Videocon d2h Limited (the “Company”) at the Extra Ordinary General Meeting held on 25th September 2015 under section 63 of the Companies Act, 2013, to capitalize a sum of Rs. 273,599,840 (Rupees: Two Hundred Seventy Three Million, Five Hundred Ninety Nine Thousand, Eight Hundred and Forty only) out of its Free Reserves/Securities Premium Account or such other notified account as are permissible to be utilized for the purpose of issue of bonus shares, by way of issue and allotment of 23,360,000 Bonus Equity Shares of Rs. 10/- each, credited as fully paid up, to the shareholders of the Company as on 31st December, 2014, the date of Contribution Agreement between Silver Eagle Acquisition Corp and the Company; and issue and allotment of 3,999,984 Bonus equity shares of Rs. 10/- (Rupees: Ten only), credited as fully paid up, equivalent to 999,996 ADSs to Deutsche Bank Trust Company Americas, the Depository for the benefit of Global Eagle Acquisition LLC, the Sponsor, in accordance with the terms of the Contribution Agreement and the Articles of Association of the Company (hereinafter referred to as the “Bonus Equity Shares”), the consent of the Company be and is hereby accorded, subject to necessary approval and consents as may be required, to issue and allot 3,999,984 Bonus Equity Shares to Global Eagle Acquisition LLC instead of Deutsche Bank Trust Company Americas, in order to satisfy the obligation in terms of the Contribution Agreement and that the bonus shares so distributed shall be treated for all purpose as an increase in the nominal amount of the capital held by such members and not as income.

(b)	The bonus shares so allotted shall be subject to the Memorandum and Articles of Association of the Company and shall rank pari-passu with the existing equity shares of the Company and carry the same rights as the existing fully paid equity shares of the Company and shall be entitled to dividend(s) to be declared after the bonus shares are allotted.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution the Board be and is hereby authorized to take all necessary steps and give such directions as may be necessary to settle any question or difficulty which may arise in regard thereto in such manner as it may deem expedient without being required to seek any further consent or approval of the Company and it is intended that the Company shall deemed to have given its approval thereto expressly by authority of this Resolution.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers herein conferred by this Resolution on it, to any committee of Directors or any person or persons, as it may in its absolute discretion deem fit in order to give effect to this Resolution.”

For and on behalf of the Board of Directors of

Videocon d2h Limited

sd/- Saurabh P. Dhoot Whole-Time Director DIN: 00970362

Place: Mumbai

Date: 29th July, 2017

Registered Office:

Auto Cars Compound,

Adalat Road,

Aurangabad- 431 005 (Maharashtra)

CIN: U92100MH2002PLC137947

E-mail id: companysecretary@d2h.com

Website: www.videocond2h.com

Tel.No.: +91-240-2320750

Fax. No.: +91-240-2335755

Notes:

1.	IN TERMS OF THE PROVISIONS OF SECTION 105 OF THE COMPANIES ACT, 2013, READ WITH RULE 19 OF THE COMPANIES (MANAGEMENT AND ADMINISTRATION) RULES, 2014, A MEMBER ENTITLED TO ATTEND AND VOTE AT THE EXTRA-ORDINARY GENERAL MEETING (“THE MEETING“) IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/HERSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY, THE INSTRUMENT APPOINTING A PROXY SHOULD, HOWEVER, BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN FORTY EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING. A PERSON CAN BE A PROXY FOR MEMBERS NOT EXCEEDING 50 (FIFTY) AND HOLDING IN AN AGGREGATE NOT MORE THAN TEN PERCENT OF THE TOTAL SHARE CAPITAL OF THE COMPANY CARRYING VOTING RIGHTS, PROVIDED THAT A MEMBER HOLDING MORE THAN TEN PERCENT OF THE TOTAL SHARE CAPITAL OF THE COMPANY CARRYING VOTING RIGHTS MAY APPOINT A SINGLE PERSON SHALL NOT ACT AS PROXY FOR ANY OTHER PERSON OR SHAREHOLDER. A PROXY FORM FOR THE MEETING IS ENCLOSED.

2.	The Members are requested to:

a)	Intimate to the Company changes, if any, in their Registered Addresses, if any, at an early date.

b)	Quote Ledger Folio numbers in all the correspondence.

c)	Bring the copy of Annual Report and Attendance Slip with them to the Annual General Meeting.

3.	Corporate Members intending to send their authorized representatives to attend the Annual General Meeting are requested to send a certified copy of the Board resolution authorizing their representative to attend and vote on their behalf at the Annual General Meeting.

4.	In terms of the provisions of Section 102 of the Companies Act, 2013, a statement setting out the material facts concerning special business to be transacted at the Meeting is annexed and forms part of the Notice.

5.	All documents referred to in this Notice and Explanatory Statement annexed hereto, are available for inspection of the members of the Company at the registered office of the Company on all working days between 10 am to 3 pm.

6.	Members may address their queries/ communications at companysecretary@d2h.com.

A STATEMENT SETTING OUT THE MATERIAL FACTS PURSUANT TO SECTION 102 OF THE COMPANIES ACT, 2013:

Item No. 1

The Shareholders of the Company at the Extra-Ordinary General Meeting held on 25th September 2015 accorded their approval pursuant to the provisions of Section 63 and other applicable provisions, if any, of the Companies Act, 2013:

1.	To capitalize a sum of Rs. 273,599,840 (Rupees: Two Hundred Seventy Three Million, Five Hundred Ninety Nine Thousand, Eight Hundred and Forty only) out of its Free Reserves/Securities Premium Account or such other notified account as are permissible to be utilized for the purpose of issue of bonus shares, as per the audited accounts of the Company for the year ended 31st March, 2015

2.	To Transfer the said amount to the Share Capital Account and apply for the purpose of:

a.	issue and allotment of 23,360,000 Bonus Equity Shares of Rs. 10/- each, credited as fully paid up, equivalent to 5,840,000 American Depository Shares (ADSs) to the shareholders of the Company as on 31st December, 2014, the date of Contribution Agreement between Silver Eagle Acquisition Corp and the Company;

b.	issue and allot 3,999,984 Bonus Equity Shares of Rs. 10/-, credited as fully paid up, equivalent to 999,996 ADSs to Deutsche Bank Trust Company Americas, the Depository for the benefit of Global Eagle Acquisition LLC, the Sponsor, in accordance with the terms of the Contribution Agreement and the Articles of Association of the Company (hereinafter referred to as the “Bonus Equity Shares”)

In accordance with the said approval, the Company issued and allotted 23,360,000 Bonus Equity Shares of Rs. 10/- each, credited as fully paid up to the shareholders of the Company as on 31st December, 2014 on 23rd December, 2015. However, the Company couldn’t complete the issuance and allotment in respect of 3,999,984 Bonus Equity Shares of Rs. 10/-, credited as fully paid up, equivalent to 999,996 ADSs to Deutsche Bank Trust Company Americas, the Depository for the benefit of Global Eagle Acquisition LLC, the Sponsor, in view of some operational difficulties.

The Board of Directors at their meeting held on 29th July, 2017, recommended, passing of resolution in continuation and partial modification to the resolution passed by the Shareholders of Videocon d2h Limited at the Extra Ordinary General Meeting held on 25th September 2015 under section 63 of the Companies Act, 2013, subject to such approval as may be required, issuance and allotment of 3,999,984 Bonus Equity Shares of Rs. 10/- each, credited as fully paid up, directly to Global Eagle Acquisition LLC, the Sponsor, in accordance with the terms of the Contribution Agreement and the Articles of Association of the Company.

In terms of the Contribution Agreement with Silver Eagle Acquisition Corp on 31st December, 2014 (the “Contribution Agreement”), the holders of the ADSs (including any holders of equity shares underlying such ADSs) except the Sponsor i.e. Global Eagle Acquisition LLC (“Public ADS Holders”) are deemed to have waived their right under applicable Indian law, if any, to receive any interest in or entitlement to equity shares pursuant to such bonus issuance.

The said Bonus Equity Shares shall be subject to the provisions of the Memorandum of Association and Articles of Association of the Company and shall rank pari-passu with the existing equity shares of the Company and carry the same rights as the existing fully paid equity shares of the Company and shall be entitled to dividend(s) to be declared after the bonus shares are allotted.

Pursuant to the provisions of the Companies Act, 2013, the issuance of the Bonus shares requires approval of the members of the Company by way of passing an Ordinary Resolution. Accordingly, the Board recommends the proposed resolution for approval of the members.

Except Mr. Jeffrey Sagansky and Mr. Harry Sloan, the Directors of the Company, who are interested in the resolution to the extent of their respective beneficial ownership in Global Eagle Acquisition LLC, none of the Directors, Key Managerial Personnel and relatives of Directors and/or Key Managerial Personnel (as defined in the Companies Act, 2013) is concerned or interested in the proposed resolution, except in ordinary course of business.

The Board recommends passing of the resolution set out in Item No. 1 in the Notice convening the meeting. The said resolution is placed before the members of the Company for their approval by way of an ordinary resolution.

For and on behalf of the Board of Directors of

Videocon d2h Limited

sd/- Saurabh P. Dhoot Whole-Time Director DIN: 00970362

Place: Mumbai

Date: 29th July, 2017

Registered Office:

Auto Cars Compound,

Adalat Road,

Aurangabad- 431 005 (Maharashtra)

CIN: U92100MH2002PLC137947

E-mail id: companysecretary@d2h.com

Website: www.videocond2h.com

Tel.No.: +91-240-2320750

Fax. No.: +91-240-2335755

PROXY FORM

(Form No. MGT-11)

[Pursuant to Section 105(6) of the Companies Act, 2013 and Rule 19(3) of the Companies

(Management and Administration) Rules, 2014]

Videocon d2h Limited

CIN-U92100MH2002PLC137947

Regd. Office: Auto Cars Compound, Adalat Road, Aurangabad-431005 (Maharashtra)

Tel No.: (+91 240) 232 0750 Fax No.: (+91 240) 233 5755

E-mail id: companysecretary@d2h.com Website: www.videocond2h.com

Name of the
member(s)

Registered address

Email

Folio No. / Client ID No.

DP ID No.

I/we, being the member (s) of shares of the above named Company, hereby appoint
Name :	Email :

Address :

Signature:

or failing him/her

I/we, being the member (s) of shares of the above named Company, hereby appoint
Name :	Email :

Address :

Signature:

or failing him/her

I/we, being the member (s) of shares of the above named Company, hereby appoint
Name :	Email :

Address :

Signature:

(contd…….)

(contd…….)

as my/ our proxy to attend and vote (on a poll) for me /us and on my/our behalf at the Extra Ordinary General Meeting of the Company held on 4th September, 2017 at 11.30 am at 221, 2nd Floor, Dr. D N Road, Fort, Mumbai – 400 001, Maharashtra, at any adjournment thereof in respect of such resolution as are indicated below:

Resolution Number	Resolution	For	Against
Special Business:

1.	To issue bonus shares to Global Eagle Acquisition LLC.

Signed this                          day of              2017.

Affix
Revenue
Signature of the Shareholder	Signature of the Proxy holder(s)	Stamp
Re. 1

Notes:

1.	This form of Proxy in order to be effective should be duly completed and deposited at the Registered Office of the Company, not less than 48 hours before the commencement of the Meeting.

2.	This is only optional. Please put a ‘Ö’ in the appropriate column against the resolutions indicated in the box above. If you leave the ‘For’ or ‘Against’ column blank against the resolution, your Proxy will be entitled to vote in the manner as he/she thinks appropriate.

3.	Appointing a proxy does not prevent a member from attending the meeting in person if he so wishes.

ATTENDANCE SLIP

Videocon d2h Limited

CIN-U92100MH2002PLC137947

Regd. Office: Auto Cars Compound, Adalat Road, Aurangabad-431005 (Maharashtra)

Tel No.: (+91 240) 232 0750 Fax No.: (+91 240) 233 5755

E-mail id: companysecretary@d2h.com Website: www.videocond2h.com

Regd. Folio No. / Client ID No.

DP ID No.

No. of shares held

I certify that I am a registered Shareholder/Proxy for the registered Shareholder of the Company.

I hereby record my presence at the Extra Ordinary General Meeting of the Company held on 4th September, 2017 at 11.30 am at 221, 2nd Floor, Dr. D N Road, Fort, Mumbai – 400 001, Maharashtra.

Member’s / Proxy’s Name in Block Letters	Member’s / Proxy’s Signature

Note: Please fill in this attendance slip and hand it over at the ENTRANCE OF THE HALL.

Please read errata for typesetting matter.

Route Map of the Venue of the EGM:

Prominent Landmark: Chatrapati Shivaji Terminal (CST)